SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Circular dated July 24, 2006 relating to the acquisition of the entire issued share capital of IndusInd Telecom Network Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

2

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF

INDUSIND TELECOM NETWORK LIMITED

DISCLOSEABLE TRANSACTION

A letter from the board of directors of Hutchison Telecommunications International Limited on the Acquisitions is set out on pages 4 to 7 of this circular.

24 July 2006

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	4

APPENDIX – GENERAL INFORMATION	8

-i-

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisitions”	the proposed acquisitions by the Purchaser from the Vendors of the entire issued share capital of ITNL pursuant to the Share Purchase Agreements respectively, and an “Acquisition” shall be construed accordingly

“ADS(s)”	American Depositary Share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Announcement”	the announcement of HTIL dated 30 June 2006 relating to the Acquisitions

“Board”	the board of Directors

“Completion”	has the meaning ascribed to that term in the relevant Share Purchase Agreement

“Conditions”	the conditions precedent for Completion under the relevant Share Purchase Agreement

“connected persons”	has the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of HTIL

“Group”	HTIL and its subsidiaries

“Hinduja TMT”	Hinduja TMT Ltd., a company incorporated in India, currently holding 47.89% of the issued share capital of ITNL

“Hong Kong”	the Hong Kong Special Administrative Region of the Peoples’ Republic of China

“Hong Kong GAAP”	the generally accepted accounting principles of Hong Kong

“HTIL” or “Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“HT India” or “Purchaser”	Hutchison Telecommunications (India) Limited, a company incorporated in Mauritius, an indirect wholly owned subsidiary of HTIL

“HTMT and INE Share Purchase Agreements”	the Share Purchase Agreements in respect of the Acquisition of the HTMT and INE Stake respectively

DEFINITIONS

“HTMT and INE Stake”	consisting of 47.89% and 6.32% equity interests in ITNL to be acquired by the Purchaser or its nominee from Hinduja TMT and InNetwork Entertainment respectively under the HTMT and INE Share Purchase Agreements

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India, and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the Group and the holding company of the six other Indian mobile telecommunications operators of the Group

“India GAAP”	generally accepted accounting principles applied in India

“InNetwork Entertainment”	InNetwork Entertainment Ltd., a company incorporated in India, currently holding 6.32% equity interest in ITNL

“ITNL”	IndusInd Telecom Network Limited, a company incorporated in India, holding 5.11% of the issued share capital of Hutchison Essar

“Kumbat”	Kumbat Limited, a company incorporated in Mauritius, that prior to Completion held 8.46% of the issued share capital of ITNL

“Latest Practicable Date”	20 July 2006, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Pacific Horizon”	Pacific Horizon Ltd., a company incorporated in Mauritius, which held 37.33% of the issued share capital of ITNL prior to Completion

“Pacific Horizon and Kumbat Share Purchase Agreements”	the Share Purchase Agreements in respect of the acquisition of the Pacific Horizon and Kumbat Stake respectively

“Pacific Horizon and Kumbat Stake”	consisting of 37.33% and 8.46% equity interests in ITNL acquired by the Purchaser from Pacific Horizon and Kumbat respectively under the relevant Share Purchase Agreements

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

DEFINITIONS

“Share Option Scheme”	the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of Hutchison Whampoa Limited on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively

“Share Purchase Agreements”	HTMT and INE Share Purchase Agreements and Pacific Horizon and Kumbat Share Purchase Agreements, each dated 30 June 2006 for the sale by the Vendors and purchase by the Purchaser of the entire issued share capital of ITNL; and a “Share Purchase Agreement” shall be construed accordingly

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning ascribed to it in Listing Rule 1.01

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“Vendors”	collectively Hinduja TMT, InNetwork Entertainment, Kumbat and Pacific Horizon, and a “Vendor” shall be construed accordingly

“US GAAP”	the generally accepted accounting principles in the United States of America

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, unless otherwise specified, exchange rates of US$1.00 to INR46.3 and HK$7.767 to US$1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Naguib SAWIRIS	(Alternate to Mr. Fok Kin-ning, Canning)
Mr. Aldo MAREUSE	Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

24 July 2006

To the Shareholders

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF

INDUSIND TELECOM NETWORK LIMITED

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 30 June 2006, the Company stated in the Announcement that, HT India, an indirect wholly owned subsidiary of HTIL, had entered into conditional Share Purchase Agreements for the acquisition of the entire issued share capital of ITNL for an aggregate consideration of US$450 million (or approximately HK$3,495 million). ITNL is a holding company for 21,163,258 shares in Hutchison Essar, representing 5.11% of its issued share capital. Hutchison Essar is a leading telecommunications company in India and a subsidiary of the Company.

The Acquisitions, on an aggregate basis, constitute a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules. This circular provides you with further details of the Acquisitions.

LETTER FROM THE BOARD

SHARE PURCHASE AGREEMENTS

On 30 June 2006, the following conditional agreements for the sale and purchase of shares in ITNL were entered into:

Vendor	Purchaser	Percentage interest in total issued share capital of ITNL	Cash consideration for the sale of shares in ITNL
Hinduja TMT	HT India	47.89%	US$ 193,380,115 (or approximately HK$ 1,502 million)
InNetwork Entertainment	HT India	6.32%	US $ 25,508,553 (or approximately HK $198 million)
Kumbat	HT India	8.46%	US $ 42,687,946 (or approximately HK $332 million)
Pacific Horizon	HT India	37.33%	US$ 188,423,386 (or approximately HK$ 1,463 million)

Total		100%	US $450 million (or approximately HK$ 3,495 million)

The above consideration amounts were arrived at after arm’s length negotiations between the parties to the relevant Share Purchase Agreements and having regard to recent appropriate market comparables in India and other overseas markets.

Consideration is payable in full in cash on Completion and will be funded by a combination of the Group’s internal resources, external bank borrowings and provision of credit support.

Under the HTMT and INE Share Purchase Agreements, HT India has agreed with the relevant Vendors to either itself acquire or procure a third party to acquire the HTMT and INE Stake.

On 13 July 2006, HTIL issued two guarantees in favour of Hinduja TMT and InNetwork Entertainment respectively in respect of the performance of HT India under the HTMT and INE Share Purchase Agreements, each with a maximum amount of potential liability being equal to the relevant consideration payable thereunder together with reasonable expenses incurred by the relevant Vendor in enforcing the relevant guarantee.

Conditions Precedent and Completion

Completion of the Acquisitions of the Pacific Horizon and Kumbat Stake took place on 30 June 2006.

Completion of the Acquisitions of the HTMT and INE Stake shall take place no later than 60 days after signing of the HTMT and INE Share Purchase Agreements on 30 June 2006. Completion under each of the HTMT and INE Share Purchase Agreements is conditional upon the satisfaction or waiver by the relevant party of a number of Conditions including all representations and warranties of the Vendors or the Purchaser remaining true and accurate at

LETTER FROM THE BOARD

Completion. If any of the Conditions is not satisfied or waived by the relevant party within 60 days of signing of the HTMT and INE Share Purchase Agreements, the HTMT and INE Share Purchase Agreements will terminate automatically and the Acquisitions of the HTMT and INE Stake will not proceed.

Assets acquired or to be acquired

The unaudited accounts of ITNL indicate that ITNL’s only substantial assets are 21,163,258 shares in Hutchison Essar, representing 5.11% of the issued share capital of Hutchison Essar. The Company has also been provided with the following financial information in relation to ITNL by the Vendors:

(1)	For the financial year ended 31 March 2005, the audited profit before tax and audited profit after taxation and extraordinary items of ITNL were approximately INR2,768 million (approximately HK$464 million) and INR2,550 million (approximately HK$428 million) respectively. For the financial year ended 31 March 2006, the unaudited losses before taxation and unaudited losses after taxation and extraordinary items of ITNL were approximately INR4 million (approximately HK$0.6 million) and INR8 million (approximately HK$1.3 million) respectively.

(2)	The unaudited net asset value of ITNL as at 31 March 2006 was approximately INR5,250 million (approximately HK$881 million). ITNL unaudited March 2006 accounts state that they were prepared in accordance with India GAAP. ITNL audited March 2005 accounts state that they were prepared in accordance with India GAAP and their audit was conducted in accordance with auditing standards generally accepted in India.

For the financial year ended 31 December 2004, the audited profit before tax and audited profit after taxation and extraordinary items of Hutchison Essar were approximately INR3,100 million (approximately HK$520 million) and INR2,541 million (approximately HK$426 million) respectively. For the year ended 31 December 2005, the audited consolidated profit before tax and audited consolidated profit after taxation and extraordinary items of Hutchison Essar were approximately INR9,181 million (approximately HK$1,540 million) and INR9,510 million (approximately HK$1,595 million) respectively.

The audited consolidated net asset value of Hutchison Essar as at 31 December 2005 was approximately INR89,101 million (approximately HK$14,947 million). Hutchison Essar’s accounts were prepared in accordance with India GAAP and their audit was conducted in accordance with auditing standards generally accepted in India.

INFORMATION ABOUT THE PARTIES

Each Vendor represents that ITNL is an investment holding company incorporated in India currently holding 21,163,258 shares in Hutchison Essar, representing 5.11% of its issued share capital; and the Vendors are investment holding companies.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, the Vendors and the respective ultimate beneficial owners of each of the Vendors, are third parties independent of the Company and of the connected persons of the Company.

FINANCIAL EFFECTS OF THE ACQUISITIONS

The Directors expect that ITNL will be consolidated as a subsidiary of the Company under both Hong Kong GAAP and US GAAP following the Acquisitions. With the exception of the increase in liabilities, the Directors do not expect the Acquisitions to have any material adverse effect on the

LETTER FROM THE BOARD

earnings, assets and liabilities of HTIL. It is expected that following Completion, there will be (i) an increase in the Group’s total bank borrowings of approximately US$450 million (or approximately HK$3,495 million), and (ii) an additional interest charge for the Group from the increase in total bank borrowings offset by an increase in profit for the year attributable to equity holders of the Company resulting from the consolidation of an additional 5.11% equity interest in Hutchison Essar.

REASONS FOR, AND THE BENEFITS OF, THE ACQUISITIONS

The Group presently indirectly holds 42.34% of the issued share capital of Hutchison Essar and an additional interest arising from its 37.25% shareholding in a company which, together with its subsidiaries, holds 19.54% interest in Hutchison Essar. Details of such shareholding structure were more particularly described in the Company’s announcement and circular to Shareholders of 1 March 2006 and 23 March 2006 respectively. Hutchison Essar and its subsidiaries are engaged in mobile telecommunications businesses in India which are growing rapidly and already contribute a significant proportion of the Group’s revenues and assets. The Acquisitions will result in the Group increasing its interest in Hutchison Essar consistent with the Group’s strategy of investing in high growth markets. Upon completion of all the Acquisitions, the Company will have interests in companies that control 66.99% of Hutchison Essar.

The Board considers the terms of the Share Purchase Agreements to be fair and reasonable, normal commercial and in the interests of the Company and the Shareholders as a whole.

DISCLOSEABLE TRANSACTION

Applying the profits and consideration tests to the Acquisitions, the percentage ratios computed exceed 5% but are less than 25% of the profits and the total market capitalisation of the Company respectively determined in accordance with Listing Rules 14.07(2) and 14.07(4). The Acquisitions, on an aggregate basis, constitute a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully

By order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against the Company or any of its subsidiaries.

India

The sales tax authorities of each of the state governments where the Group operates in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so) against the Group, claiming sales taxes is payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The claims to date amount to approximately HK$130 million. The Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of the telecommunication operators and the Group considers that the sales authorities’ claims are without foundation. The Group is now proceeding to have all such claims dismissed on the basis of the Supreme Court’s ruling. No provision has been made as it is expected that the Group will be successful in its action for dismissal.

APPENDIX	GENERAL INFORMATION

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of the Company

Long positions in the Shares/underlying shares of the Company

Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	0.0253%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.0053%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.0054%
Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.0021%
Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.0021%
Nardi, Kar Wai Agnes	Beneficial owner	Personal interest	100,000	—	0.0021%
Naguib Sawiris	Beneficiary of a trust	Other interest	917,759,172 (Note 3)	—	19.31%
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	0.0022%

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.

3.	Such Shares were held by a wholly owned subsidiary of Orascom Telecom Holding S.A.E. (“OTH”) which is an indirect non wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr. Nassef Onsi Naguib Sawiris. Mr. Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 12 to Section 4(II) below.

4.	7,000 ADSs (each representing 15 Shares) are held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the Shares, underlying shares and debentures of the associated corporations of the Company

Long positions in the shares of the associated corporation of the Company

As at the Latest Practicable Date, Mr. Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.146% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr. Fok and his spouse.

(III)	Directors’ rights to acquire Shares

As at the Latest Practicable Date, the Directors’ interests in the share options granted pursuant to the Share Option Scheme to subscribe for Shares which remain outstanding are summarised below:

Name of Director/Alternate Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2)
				HK$
Dennis Pok Man Lui	8.8.2005	13,500,000	8.8.2006 to 7.8.2015	8.70
Tim Pennington	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70
Chan Ting Yu	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70
Woo Chiu Man, Cliff	8.8.2005	3,500,000	8.8.2006 to 7.8.2015	8.70
Nardi, Kar Wai Agnes	8.8.2005	4,000,000	8.8.2006 to 7.8.2015	8.70

Total		31,000,000

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Directors or chief executive of the Company, as at the Latest Practicable Date, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited	(i)	Beneficial owner	2,178,903,076) (Note 1))	49.8%
(“HTIHL”)	(ii)	Interest of a controlled corporation	187,966,653) (Note 1))

Hutchison Telecommunications Limited (“HTL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.8%

Hutchison International Limited (“HIL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.8%

Hutchison Whampoa Limited (“HWL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.8%

Cheung Kong (Holdings) Limited (“CKH”)		Interest of controlled corporations	2,418,962,316 (Note 2)	50.9%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)		Trustee	2,418,962,316 (Note 3)	50.9%
Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)		Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.9%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)		Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.9%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held	Approximate % of shareholding
Li Ka-shing (“Mr. Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,419,115,596) (Note 5)) )
	(ii) Interest of controlled corporations	27,513,355) (Note 6))	51.48%

Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	917,759,172 (Note 7)	19.31%

OTH	Interest of a controlled corporation	917,759,172 (Note 7)	19.31%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

FPT	Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.31%

Mr. Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)	19.31%

Short positions in the underlying shares of the Company

Name	Capacity	Number of underlying shares of the Company held	Approximate % of shareholding
HTIHL	Beneficial owner	175,326,456 (Note 10)	3.69%

HTL	Interest of a controlled corporation	175,326,456 (Note 10)	3.69%

HIL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

HWL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

CKH	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

TUT1	Trustee	175,326,456 (Note 10)	3.69%

TDT1	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of underlying shares of the Company held	Approximate % of shareholding
TDT2	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

Mr. Li	Founder of discretionary trusts and interest of controlled corporations	175,326,456 (Note 10)	3.69%

(II)	Interests and short positions of other person in the Shares and underlying shares of the Company

Long positions in the Shares

Name	Capacity	Number of Shares held	Approximate % of shareholding
JPMorgan Chase & Co. (“JCC”)	(i) Beneficial owner	2,120,853)
	(ii) Investment manager	124,982,000)
	(iii) Approved lending agent	119,478,229) (Note 11))	5.19%

Notes:

1.	HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 Shares and 187,966,653 Shares held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 12 below.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 12 below.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

APPENDIX	GENERAL INFORMATION

5.	Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

6.	Such shares are held by companies of which Mr. Li is interested in the entire issued share capital.

7.	OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. The 917,759,172 Shares were subject to a share charge created in favour of HTIHL as security for OTE’s obligation to repay a promissory note it issued on 21 December 2005 in favour of HTIHL. Such security was released on 28 February 2006 on due repayment of the promissory note. Please also see Note 12 below.

8.	AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

9.	Mr. Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the Shares under the SFO. He is also deemed to be interested in the Shares in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 12 below.

10.	Such underlying shares of the Company are held by virtue of a call option granted over such shares by HTIHL in favour of OTE. Such call option was granted pursuant to a shareholders’ agreement dated 21 December 2005, which was made pursuant to a sale and purchase agreement dated 21 December 2005 for the sale of 917,759,172 Shares held by HTIHL to OTE.

11.	Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

12.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr. Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 Shares beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr. Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr. Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 Shares beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

5.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

APPENDIX	GENERAL INFORMATION

6.	DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the Directors has any interest, direct or indirect, in any assets which have, since 31 December 2005, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

7.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of the Company is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

The Qualified Accountant of the Company is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, the United States of America. Mr. Harris acquired a Bachelor of Science degree in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

8.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head office and principal place of business:	22nd Floor Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar and transfer office:	Butterfield Fund Services (Cayman) Limited Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited Rooms 1712 - 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

APPENDIX	GENERAL INFORMATION

9.	MISCELLANEOUS

(a)	The Group is a leading global provider of telecommunications services. The Group currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

(b)	In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.